EXHIBIT 99.1

WESTPORT FUEL SYSTEMS REPORTS FOURTH QUARTER AND FULL YEAR 2019 FINANCIAL RESULTS

~Strong 2019 Financial Performance~

VANCOUVER, British Columbia, March 17, 2020 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT / Nasdaq:WPRT) reported financial results for the fourth quarter and year ended December 31, 2019 and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

KEY ACCOMPLISHMENTS

  Transportation revenue grew to $305 million, up 13% over 2018 and 33% since 2017.

  Adjusted EBITDA of $28 million compared with $10 million in 2018, nearly a 200% increase.

"2019 was a pivotal year for Westport Fuel Systems. We continued our trend of year-over-year financial improvements to both our top- and bottom-lines. Importantly, our core business is thriving and Westport HPDI 2.0™ is demonstrating scalability, in both economics and operations,” said David M. Johnson, Chief Executive Officer of Westport Fuel Systems. “Strong year-over-year revenue growth and continued cost control underpins our ongoing HPDI commercialization efforts. Each of our business units delivered improved operating results and we remain confident in our outlook as the demand for our technology continues to strengthen in key markets like Europe, China, and India.  Our focus on delivering on our commitments to customers and enhancing our operating performance is unwavering.”

FINANCIAL HIGHLIGHTS

  Transportation revenue for the year ended December 31, 2019 increased by 13% to $305.3 million compared with $270.3 million for the year ended December 31, 2018, primarily as a result of increased HPDI revenue in 2019. For the quarter ended December 31, 2019, revenue increased $13.8 million or 23% over the prior year quarter in 2018.

  Positive net income from continuing operations for 2019 of $0.2 million compared to a loss of $40.8 million for 2018. In Q4 2019, net income from continuing operations improved to $0.6 million compared to a net loss from continuing operations of $10.4 million for Q4 2018.

  EBITDA improved $38.4 million from negative $13.5 million for 2018 to $24.9 million for 2019. Q4 2019 EBITDA of $5.0 million was the fourth consecutive quarter of positive EBITDA and an improvement from negative $5.3 million in Q4 2018.

  Adjusted EBITDA improved 196% from $9.6 million in 2018 to $28.4 million in 2019. For Q4 2019, Adjusted EBITDA improved to $3.6 million from $0.2 million in Q4 2018.

2020 KEY PRIORITIES

Our key strategic priorities for 2020 are:

  Sustained growth and profitability of our light-duty business through the aftermarket and OEM channels.

  The successful commercial launch of Westport HPDI 2.0™ in China to drive volume growth that enables cost reduction and margin improvement.

  Secure new light-duty and heavy-duty OEM customers in key market geographies.

  Material and structural cost reductions to improve margin and cash flow.

2020 Outlook

We are closely tracking and monitoring the impact of COVID-19 on our business, including our operations in China and Italy.  Given the high degree of uncertainty in markets around the world and the recent drop in oil prices, we expect that the headwinds which are developing now may persist for much of the rest of the year. We are working to continue the growth of the business for long term profitability and to ensure we have the liquidity to invest and operate our businesses and meet our financial obligations.

Q4 2019 & FULL YEAR 2019 FINANCIAL HIGHLIGHTS

CONTINUING OPERATIONS
($ in millions, except per share amounts)	Three Months Ended December 31,		Over / (under)	Year Ended December 31,
	2019	2018		2019	2018
Revenues	$74.3	$60.5	23%	$305.3	$270.3
Gross Margin	13.8	12.3	13%	68.3	64.2
Gross Margin %	19%	20%	—	22%	24%
Operating Expenses	19.3	27.3	29%	89.6	116.9
Income from Unconsolidated Joint Ventures	6.8	5.8	N/A	26.7	22.7
Net Income (Loss) from Continuing Operations	0.6	(10.4)	106%	0.2	(40.8)
Net Income (Loss) per Share from Continuing Operations	—	(0.08)	100%	—	(0.31)
EBITDA (1)	5.0	(5.3)	194%	24.9	(13.5)
Adjusted EBITDA (1)	3.6	0.2	1,700%	28.4	9.6

(1) EBITDA and Adjusted EBITDA are non-GAAP measures. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation.

  Consolidated revenues for Q4 2019 increased by $13.8 million to $74.3 million, or 23% over the same period last year. Revenue from the Independent After Market business increased by $8.3 million mainly due to stronger demand for aftermarket and Delayed Original Equipment Manufacturing products. Revenue from the OEM business increased by $5.5 million in Q4 2019 due to higher HPDI 2.0™ product sales.

  Consolidated gross margin for Q4 2019 increased by $1.6 million to $13.8 million over Q4 2018. The increase in gross margin is due to higher sales while the decrease in the gross margin percentage is due to product mix and volume-related pricing reductions on HPDI 2.0™.

  Consolidated operating expenses for the quarter ended December 31, 2019 decreased by $8.0 million to $19.3 million, or 29% over the same period last year. Decreases were realized in general and administration expenses, research and development expenses, depreciation expense and foreign exchange. The $2.3 million decrease in general and administration expense was mainly due to a reduction in legal costs for the previously ongoing SEC investigation of $3.1 million, offset by higher compensation costs. The $0.9 million decrease in research and development expenses was due to increased customer-funded development programs and a reduction of headcount. During Q4 2019, a foreign exchange gain $2.7 million was recognized as compared to a foreign exchange loss of $1.5 million in Q4 2018.

  Income from the unconsolidated joint ventures for the quarter ended December 31, 2019 increased by $1.0 million to $6.8 million compared to $5.8 million in the same period last year. The increase in income resulted from higher sales and lower warranty expense in Q4 2019 as compared to Q4 2018.

  Net income from continuing operations for Q4 2019 was $0.6 million or $0.00 per share, compared with a net loss of $10.4 million or negative $0.08 per share in Q4 2018.  This improvement is driven by higher revenue and resulting margin, reduced operating expenses and higher income from unconsolidated joint ventures.

  Cash decreased $15.1 million during the year largely as a result of debt service and royalty payments during the year.

CUMMINS WESTPORT INC. HIGHLIGHTS

CUMMINS WESTPORT HIGHLIGHTS
($ in millions, except unit amounts)	Three Months Ended December 31,		Over / (under)	Year Ended December 31,		Better / (Worse)
	2019	2018		2019	2018
Units	2,407	2,362	2%	7,883	7,393	7%
Revenue	$102.5	$94.1	9%	$361.8	$319.4	13%
Gross Margin	28.3	21.0	35%	104.1	91.0	14%
Gross Margin %	28%	22%	—	29%	28%	—
Operating Expenses	$8.2	$9.2	11%	$35.6	$35.5	—%
Segment Operating Income	20.1	11.7	72%	68.4	55.4	23%
Westport Fuel Systems 50% Interest	6.7	5.7	18%	26.6	22.7	17%
  Revenue for Q4 2019 increased by $8.4 million to $102.5 million, or 9% over the same period last year, due to higher engine sales during the quarter.

  Gross margin for Q4 2019 increased by $7.3 million to $28.3 million, or 28% of revenue from $21.0 million or 22% of revenue in the prior year quarter. The increase in gross margin and gross margin percentage resulted primarily from higher sales and lower warranty expenses during the current quarter.

  Operating income for Q4 2019 increased by $8.4 million to $20.1 million, or 72% over the same period last year, primarily due to higher gross margin.

  Westport Fuel Systems share of CWI's net income for Q4 2019 increased to $6.7 million from $5.7 million in Q4 2018, due to higher operating income, partially offset by a favourable tax adjustment in Q4 2018.

GAAP and NON-GAAP FINANCIAL MEASURES

Management reviews the operational progress of its business units and investment programs over successive periods through the analysis of net income, EBITDA and Adjusted EBITDA. Westport Fuel Systems defines EBITDA as net income or loss from continuing operations before income taxes adjusted for interest expense (net), depreciation and amortization. Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations excluding expenses for stock-based compensation, unrealized foreign exchange gains or losses, and non-cash and other adjustments. Management uses Adjusted EBITDA as a long-term indicator of operational performance since it ties closely to the business units’ ability to generate sustained cash flow.  Adjusted EBITDA includes the Westport Fuel Systems's share of income from joint ventures.

The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles ("U.S. GAAP") and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing the Westport Fuel Systems operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect Westport Fuel Systems actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. Westport Fuel Systems compensates for these limitations by relying primarily on its U.S. GAAP results and using Adjusted EBITDA as supplemental information.

GAAP & NON-GAAP FINANCIAL MEASURES FROM CONTINUING OPERATIONS
($ in millions)	31-Dec-18	31-Mar-19	30-Jun-19	30-Sep-19	31-Dec-19
Three months ended
Net income (loss) from continuing operations	$(10.4)	$(3.0)	$(2.3)	$4.9	$0.6

Income tax (recovery) expense	(1.5)	1.1	0.9	0.8	(0.9)
Interest Expense, net	2.6	1.8	1.4	1.8	1.5
Depreciation and amortization	4.0	4.3	4.0	4.2	3.8
EBITDA	(5.3)	4.2	4.0	11.7	5.0

Stock based compensation	0.7	0.4	0.3	0.3	0.5
Unrealized foreign exchange (gain) loss	1.6	0.1	(0.7)	0.7	(2.6)
Asset impairment	0.6	—	—	—	0.7
Restructuring, termination and other exit costs	—	0.8	—	—	—
Legal costs associated with SEC investigation	3.1	1.8	4.5	—	—
Other	(0.5)	—	—	(3.3)	—
Adjusted EBITDA	$0.2	$7.3	$8.1	$9.4	$3.6

FINANCIAL STATEMENTS & MANAGEMENT'S DISCUSSION AND ANALYSIS

To view Westport Fuel Systems full financials for the fourth quarter and year ended December 31, 2019, please visit www.wfsinc.com/investors/financials.

CONFERENCE CALL PRESENTATION

Westport Fuel Systems is providing a conference call presentation as a guide to its financial information in a quick reference format and it should be read in conjunction with Westport Fuel Systems full financials for the year ended December 31, 2019.

LIVE CONFERENCE CALL & WEBCAST

Westport Fuel Systems has scheduled a conference call for today, at 2:00 pm Pacific Time (5:00 pm Eastern Time) to discuss these results. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport Fuel Systems website at www.wfsinc.com/investors/financials.

REPLAY CONFERENCE CALL & WEBCAST

To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 1-604-638-9010 using the pass code 4123. The replay will be available until March 24, 2020. Shortly after the conference call, the webcast will be archived on the Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.

2020 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

The Westport Fuel Systems 2020 Annual General and Special Meeting of Shareholders will be held on Wednesday, April 29, 2020 at 10:00 am Pacific Time at Suite 101 - 1750 West 75th Avenue, Vancouver, BC, Canada V6P 6G2.

About Westport Fuel Systems

Westport Fuel Systems is driving innovation to power a cleaner tomorrow.  Westport Fuel Systems is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Its technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges.  Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, Westport Fuel Systems serves customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding revenue and cash usage expectations, future strategic initiatives and future growth, future of our development programs (including those relating to HPDI), the impact of COVID-19 and the recent drop in oil prices on our business, the demand for our products, the future success of our business and technology strategies, intentions of partners and potential customers, the performance and competitiveness of Westport Fuel Systems' products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as Westport Fuel Systems management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in expenses, ability to successfully commercialize new products, the performance of our joint ventures, the availability and price of natural gas, global government stimulus packages and new environmental regulations, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, the effects and duration of COVID-19 as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information

Shawn Severson
Investor Relations
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com